Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

May 21, 2021

By Electronic Mail
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 21, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Burcon NutraScience Corporation (the "Registrant") a copy of the Registrant's application on Form 40-F 12(b) for the registration of the following security:

Common Shares, without par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,